Exhibit 99.1

Akanda Corp. Announces Pricing of Underwritten Public Offering

London, October 2, 2024 – Akanda Corp. ("Akanda" or the “Company”)  (NASDAQ: AKAN), an international medical cannabis company, today announced that it has entered into a firm commitment underwriting agreement with Univest Securities, LLC, as underwriter, whereby Univest has agreed to purchase 1,500,000 common shares (or pre-funded warrants in lieu thereof) at a public offering price of $1.00 per share or $0.9999 per pre-funded warrant in an underwritten public offering.

The gross proceeds to Akanda are estimated to be approximately $1,500,000 before deducting the underwriter fees and other offering expenses payable by the Company. The offering is expected to close on about October 3, 2024, subject to the satisfaction of customary closing conditions. Akanda plans to use the net proceeds from the offering for capital expenditures, operating capacity, working capital, potential milestone payments of the option to purchase agreement for certain Canadian property, general corporate purposes, and the refinancing or repayment of existing indebtedness and acquisitions of complementary products, technologies or businesses.

The securities described above are being offered by Akanda pursuant to an effective registration statement on Form F-1, as amended (File No. 333-281945), declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 30, 2024. A final prospectus relating to the offering will be filed with the SEC and will be available free of charge on the SEC’s website at http://sec.gov.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any offers, solicitations or offers to buy, or any sales of securities will be made in accordance with the registration requirements of the Securities Act of 1933, as amended.

About Akanda Corp.

Akanda Corp. is an international cannabis company with operations in Europe and North America. The company is dedicated to cultivating and distributing high-quality medical cannabis and wellness products that improve lives. Akanda’s mission is to provide safe, reliable, and accessible cannabis products to consumers worldwide while promoting sustainable business practices.

Connect with Akanda: Email | Website | LinkedIn | Twitter | Instagram

Investor Contact

ir@akandacorp.com

Cautionary Note Regarding Forward-Looking Information and Statements

This press release contains certain “forward-looking information” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only Akanda’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of Akanda’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or may contain statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “will continue”, “will occur” or “will be achieved” and similar expressions and include statements regarding the timing and completion of the proposed offering. Forward-looking information may relate to anticipated events or results including, but not limited to business strategy, product development and sales and growth plans. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and Akanda does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.